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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Orbitz, Inc.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

68556Y 10 0

(CUSIP Number)

December 19, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68556Y 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AMR Corporation I.R.S. Identification No. 75-1825172

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,733,847

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 6,733,847

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,733,847

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.81%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Continental Airlines, Inc. I.R.S. Identification No. 74-2099724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,549,669

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 3,549,669

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,549,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.86%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Air Lines, Inc. I.R.S. Identification No. 58-0218548

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,206,897

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 5,206,897

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,206,897

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 13.00%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Northwest Airlines Corporation I.R.S. Identification No. 41-1905580

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,045,549

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 5,045,549

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,045,549

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.60%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UAL Corporation I.R.S. Identification No. 36-2675207

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,733,847

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 6,733,847

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,733,847

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.81%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Orbitz, Inc.
(b)	Address of Issuer's Principal Executive Offices 200 S. Wacker Drive, Suite 1900 Chicago, Illinois 60606

Item 2.
(a)	Name of Person Filing AMR Corporation
(b)	Address of Principal Business Office or, if none, Residence 4333 Amon Carter Boulevard Ft. Worth, Texas 76155
(a)	Name of Person Filing Continental Airlines, Inc.
(b)	Address of Principal Business Office or, if none, Residence 1600 Smith Street, Dept. HQSEC Houston, Texas 77002
(a)	Name of Person Filing Delta Air Lines, Inc.
(b)	Address of Principal Business Office or, if none, Residence 1030 Delta Boulevard Atlanta, Georgia 30354
(a)	Name of Person Filing Northwest Airlines Corporation
(b)	Address of Principal Business Office or, if none, Residence 2700 Lone Oak Parkway Eagan, Minnesota 55121
(a)	Name of Person Filing UAL Corporation
(b)	Address of Principal Business Office or, if none, Residence 1200 East Algonquin Road Elk Grove Township, Illinois 60007
(c)	Citizenship Each member of the Group is a Delaware corporation.
(d)	Title of Class of Securities Class A Common Stock, par value $.001 per share
(e)	CUSIP Number 68556Y 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
1. AMR Corporation.
(a)

Amount beneficially owned:    6,733,847 shares of Class B common stock, each of which is convertible into one share of Class A common stock at any time at the holder's option.  Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

The Reporting Person indirectly owns the securities. The securities are owned directly by American Airlines, Inc., a subsidiary of the Reporting Person.
	(b)	Percent of class: 16.81%.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 6,733,847.
	(ii)	Shared power to vote or to direct the vote -0-.
	(iii)	Sole power to dispose or to direct the disposition of 6,733,847.
	(iv)	Shared power to dispose or to direct the disposition of -0-.
2. Continental Airlines, Inc.
(a)

Amount Beneficially Owned: 3,549,669 shares of Class B common stock, each of which is immediately convertible into one share of Class A common stock at any time at the holder's option.  Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

(b)	Percent of class: 8.86%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 3,549,669.
	(ii)	Shared power to vote or to direct the vote -0-.
	(iii)	Sole power to dispose or to direct the disposition of 3,549,669.
	(iv)	Shared power to dispose or to direct the disposition of -0-.
3. Delta Air Lines, Inc.
(a)

Amount Beneficially Owned: 5,206,897 shares of Class B common stock, each of which is immediately convertible into one share of Class A common stock at any time at the holder's option.  Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

The Reporting Person indirectly owns the securities. The securities are owned directly by Omicron Reservations Management, Inc., a subsidiary of the Reporting Person.
(b)	Percent of class: 13.00%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 5,206,897.
	(ii)	Shared power to vote or to direct the vote -0-.

	(iii)	Sole power to dispose or to direct the disposition of 5,206,897.
	(iv)	Shared power to dispose or to direct the disposition of -0-.
4. Northwest Airlines Corporation
(a)

Amount Beneficially Owned: 5,045,549 shares of Class B common stock, each of which is immediately convertible into one share of Class A common stock at any time at the holder's option.  Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

The Reporting Person indirectly owns the securities. The securities are owned directly by Northwest Airlines, Inc, a subsidiary of the Reporting Person.
(b)	Percent of class: 12.60%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 5,045,549.
	(ii)	Shared power to vote or to direct the vote -0-.
	(iii)	Sole power to dispose or to direct the disposition of 5,045,549.
	(iv)	Shared power to dispose or to direct the disposition of -0-.
5. UAL Corporation
(a)

Amount Beneficially Owned: 6,733,847 shares of Class B common stock, each of which is convertible into one share of Class A common stock at any time at the holder's option.  Each share of Class A common stock is entitled to one vote and each share of Class B common sock is entitled to ten votes.

The Reporting Person indirectly owns the securities. The securities are owned directly by UAL Loyalty Services, Inc., a subsidiary of the Reporting Person.
(b)	Percent of class: 16.81%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 6,733,847.
	(ii)	Shared power to vote or to direct the vote -0-.
	(iii)	Sole power to dispose or to direct the disposition of 6,733,847.

(iv) Shared power to dispose or to direct the disposition of -0-.
Instructions: For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-1(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
See Item 2.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2003	AMR Corporation

/s/ Charles D. MarLett
By: Charles D. MarLett
Its: Corporate Secretary

Continental Airlines, Inc.

/s/ Jennifer L. Vogel
By: Jennifer L. Vogel
Its: Senior Vice President, General Counsel and Secretary

Delta Air Lines, Inc.

/s/ Vincent F. Caminiti
By: Vincent F. Caminiti
Its: Senior Vice President - Profitability Initiatives

Northwest Airlines Corporation

/s/ Michael L. Miller
By: Michael L. Miller
Its: Vice President - Law and Secretary

UAL Corporation

/s/ Paul R. Lovejoy
By: Paul R. Lovejoy
Its: Senior Vice President, General Counsel and Secretary